UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF SEPTEMBER 2002
                             -------------------

                             INSIDE HOLDINGS INC.
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                                -----                -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                                  ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THE COMPANY, A FOREIGN PRIVATE ISSUER DOMICILED IN CANADA, IS REQUIRED, UNDER THE BRITISH COLUMBIA SECURITIES ACT AND RULES TO FILE WITH THE BRITISH COLUMBIA SECURITIES COMMISSION, FOR PUBLIC VIEWING, QUARTERLY AND ANNUAL FINANCIAL STATEMENTS, AND OTHER INFORMATION, WHICH THE REGISTRANT DEEMS OF MATERIAL IMPORTANCE TO STOCKHOLDERS.

ATTACHED IS THE COMPANY'S QUARTERLY REPORT FOR THE THREE MONTHS ENDED JULY 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INSIDE HOLDINGS INC.


By: /s/ TRACY A. MOORE
Tracy A. Moore, Chief Financial Officer and Director

Dated: September 3, 2002

Exhibit 1
Financial Statements
September 3, 2002












                             INSIDE HOLDINGS INC.
                       (A Development Stage Company)


                            FINANCIAL STATEMENTS
                      (Expressed in Canadian Dollars)
                                (Unaudited)


                              July 31, 2002

INSIDE HOLDINGS INC.
(A Development Stage Company)

BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)
===============================================================================


                                                          July 31,   April 30,
                                                           2002        2002
------------------------------------------------------------------------------
                                                            $             $
ASSETS

Current
   Cash and cash equivalents                             390,502       226,289
   Advances to SHEP Limited                              102,409          -
   Accounts receivable                                     1,711           216
   Prepaid expenses                                       18,175          -
                                                        ---------     ---------
   Total current assets                                  512,797       226,505

Total assets                                             512,797       226,505
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
   Accounts payable and accrued liabilities               20,820         7,843
   Share subscriptions received (note 5)                 387,500          -
                                                        --------       --------

   Total current liabilities                             408,320         7,843

Shareholders' equity
   Share capital
     Authorized
        100,000,000 common shares, without par value
     Issued
        9,735,300 common shares                        3,706,079     3,706,079
   Deficit accumulated during the development stage     (275,174)     (160,989)
   Deficit                                            (3,326,428)   (3,326,428)
                                                      -----------   -----------

   Total shareholders' equity                            104,477       218,662
                                                      -----------   -----------

Total liabilities and shareholders' equity               512,797       226,505
===============================================================================
Approved on behalf of the Board:

\s\ Malcolm P. Burke
Malcolm P. Burke

\S\ Tracy A. Moore
Tracy A. Moore

The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
(A Development Stage Company)

STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================


                                             Cumulative
                                               Amounts
                                                From
                                            Commencement      Three     Three
                                           Of Development     Month     Month
                                              Stage on       Period    Period
                                             May 1, 2000      Ended     Ended
                                                 To         July 31,  July 31,
                                            July 31, 2002     2002      2001
------------------------------------------------------------------------------
                                                  $             $         $
EXPENSES
  Administrative                                 3,300       3,300        -
  Advertising and promotion                      9,300       9,300        -
  Amortization                                  40,000        -         5,000
  Consulting fees                               38,500      31,000        -
  Investor relations                            19,840      19,840        -
  Listing and transfer agent fees               37,161      15,253        690
  Management fees                               55,500       8,000      7,500
  Office and general                             7,649         540         41
  Professional fees                             45,909       8,937      5,710
  Recruiting                                     4,384       4,384        -
  Travel and related                            13,631      13,631        -
                                              --------     -------     -------

Loss for the period                            275,174     114,185     18,941
==============================================================================


Basic and diluted loss per share                             0.012      0.004
==============================================================================


Weighted average number
  of common shares outstanding                           9,735,300  4,637,600
==============================================================================


The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
(A Development Stage Company)

STATEMENT OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                                   Deficit
                                                 Accumulated
                                Share Capital     During the
                             ----------------     Development
                             Shares     Amount       Stage    Deficit      Total
--------------------------------------------------------------------------------
                                          $          $          $           $
April 30, 1999              487,600  3,163,181       -     3,044,438)    118,743

  Loss for the year            -          -          -      (187,526)  (187,526)
                           --------  ---------  ---------   ---------  ---------

April 30, 2000              487,600  3,163,181       -    (3,326,428)  (163,247)

  Shares issued for cash    650,000     65,000       -          -        65,000
  Shares issued for debt
    settlement            3,500,000    140,513       -          -       140,513
  Loss for the year            -          -     (92,614)        -       (92,614)
                          ---------  ---------  --------  -----------  ---------

April 30, 2001            4,637,600  3,368,694  (92,614)  (3,326,428)   (50,348)

  Shares issued for cash  3,000,000    232,500       -          -       232,500
  Shares issued for debt
    Settlement            2,047,700    102,385       -          -       102,385
  Shares issued for
    Services                 50,000      2,500       -          -         2,500
  Loss for the year            -          -     (68,375)        -       (68,375)
                          ---------  ---------  --------  -----------  ---------

April 30, 2002            9,735,300  3,706,079 (160,989)  (3,326,428)   218,662

  Loss for the period          -          -    (114,185)        -      (114,185)
                          ---------  --------- ---------  -----------  ---------

July 31, 2002             9,735,300  3,706,079 (275,174)  (3,326,428)   104,477
================================================================================











The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
(A Development Stage Company)

STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)
================================================================================
                                             Cumulative
                                               Amounts
                                                From
                                            Commencement      Three     Three
                                           Of Development     Month     Month
                                              Stage on       Period    Period
                                             May 1, 2000      Ended     Ended
                                                 to         July 31,  July 31,
                                            July 31, 2002     2002      2001
------------------------------------------------------------------------------
                                                  $             $         $
CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                         (275,174)     (114,185)  (18,941)
  Adjustments to reconcile loss to net
  cash used in operating activities:
    Amortization                                40,000          -        5,000
    Share capital issued for services            2,500          -         -

  Changes in non-cash working capital items:
    Increase in accounts receivable             (1,711)       (1,495)     (325)
    Increase in prepaid expenses               (18,175)      (18,175)      -
    Increase in accounts payable and
    accrued liabilities                         21,771        12,977     5,886
    Increase in due to (from) related parties   38,700          -        8,025
                                               -------      --------     ------
  Net cash provided by (used in)
  operating activities                        (192,089)     (120,878)     (355)
                                              ---------     ---------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Advances to SHEP Limited (note 5)           (102,409)     (102,409)      -
                                              ---------     ---------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Share subscriptions provided to the
  company (note 5)                             387,500       387,500       -
  Issuance of common stock                     297,500          -          -
                                              --------      --------   --------
  Net cash provided by (used in)
  Financing activities                         685,000       387,500       -
                                              --------      --------   --------
Increase(decrease)in cash during
the period                                     390,502       164,213      (355)

Cash, beginning of period                         -          226,289     6,940
                                              --------      --------    -------
Cash, end of period                            390,502       390,502     6,585
===============================================================================

Cash paid during the period for interest          -             -         -
===============================================================================

Cash paid during the period for income taxes      -             -         -

The accompanying notes are an integral part of these financial statements.

INSIDE HOLDINGS INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited)
JULY 31, 2002


1.  NATURE AND CONTINUANCE OF OPERATIONS

The Company was formed under the laws of the province of British Columbia, Canada, on July 7, 1992 pursuant to a statutory amalgamation of two predecessor companies previously engaged in the exploration and development of mineral resource properties in Canada. The balance sheets of the predecessor companies were carried over at historical cost. Effective October 6, 2000, the Company changed its governing jurisdiction from the province of British Columbia to the Yukon Territory.

Since the date of formation, the Company raised additional private equity capital to settle certain indebtedness and for the further purpose of exploring new lines of business. All costs associated with identifying, researching and negotiating with prospective businesses have been charged to earnings in the year they were incurred.

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company with the intention of developing a network of affiliated destination web-sites for transacting e-commerce within several industry segments under a singular bond.

The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company was not able to secure satis-factory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Market conditions are such that internet based companies are, in general, experiencing difficulty attracting the necessary resources to carry out their business plans. As a consequence, the Board of Directors chose not to renew the registration of its domain names and is seeking new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

On May 22, 2002, the Company entered into a letter of intent with SHEP Limited ("SHEP"), Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme for the acquisition of all of the shares of SHEP. The letter of intent was amended on July 12, 2002 and again on August 22, 2002 with the intention of closing the acquisition on or before August 31, 2002. The transaction is subject to a number of terms and conditions and therefore, there can be no assurance that the transaction will close in the contemplated timeframe, if at all.

Going Concern

The Company has incurred net losses since inception. Accordingly, the Company's ability to achieve profitable operations is dependent on its capacity to execute its business plan and, if necessary, obtain additional financing or explore merger opportunities.

INSIDE HOLDINGS INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited)
JULY 31, 2002

In an effort to generate revenues sufficient to fund future operations, the Company is actively seeking business opportunities but there is no assurance that the Company will achieve viability. In the event that future operating cash flows do not meet all the Company's cash requirements, it will need additional financing. Success in raising additional financing is dependent on the Company's ability to demonstrate a viable business strategy. Should the Company need additional financing through debt or equity placements, there is no assurance that such financing will be available, if at all, at terms acceptable to the Company. These financial statements are prepared on a going concern basis. No adjustments or presentation modifications have been made for potential effects on financial position or results of operations, should the Company not be able to continue as a going concern.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Cash

The Company considers all investments with a maturity of three months or less to be cash.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

Loss per share is calculated using the weighted-average number of shares outstanding during the year. In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

3.  BASIS OF PRESENTATION

These condensed financial statements are unaudited and reflect all adjustments that, in our opinion, are necessary for a fair presentation of the results for the interim period. The results of operations for the current interim period are not necessarily indicative of results to be expected for the current year or any other period.

These financial statements should be read in conjunction with the financial statements for the year ended April 30, 2002 and notes thereto included year end report filed under Form 51-901F filed with the British Columbia Securities Commission.

4.  SHARE CAPITAL

During fiscal 2001, the Company issued share capital as follows:

a) 650,000 shares for cash proceeds in the amount of $65,000.

b) 3,500,000 shares to settle certain debts totaling $140,513, including amounts owed to related parties.

During fiscal 2002, the Company issued shares as follows:

a) 3,000,000 shares for cash proceeds in the amount of $232,500.

b) 2,047,700 shares to settle certain debts totaling $102,385, including amounts owed to related parties.

c) 50,000 shares for services, valued at $2,500.

During the current period, the Company did not issue any shares.

The Company has non-capital losses carried forward for income tax purposes of approximately $120,000, which can be applied against future years taxable income. Losses of approximately $586,000, incurred prior to May 1, 2000, have expired and cannot be applied against future income. These losses expired due to a change in control of the Company as well as a change in the core business of the Company, in accordance with the Income Tax Act (Canada).


5.  SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash investing or financing transactions during the period ended July 31, 2002.

The Company has advanced $102,409 in cash during the quarter to SHEP Limited ("SHEP") to fund the ongoing operations of SHEP pursuant to a letter of intent signed with SHEP on May 22, 2002. The Company entered into the letter of intent with SHEP, Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme for the acquisition of all of the shares of SHEP. The letter of intent was amended on July 12, 2002 and again on August 22, 2002 with the intention of closing the acquisition on or before August 31, 2002.


INSIDE HOLDINGS INC.
(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited)
JULY 31, 2002

During the quarter ended July 31, 2002, the Company received $387,500 in share subscriptions from a number of prospective investors. The share subscriptions have not been accepted by the board of directors on behalf of the Company. Should the Company not accept the share subscriptions the Company would be required to return the funds to the prospective investors with no interest accrued from the date the funds were received.


6.  RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with parties that were related subsequent to the quarter ended July 31, 2002.

A company controlled by an individual who became a director of Inside Holdings Inc. subsequent to this quarter-end was paid consulting fees of $31,000 during the period.

A company controlled by a past director of Inside Holdings Inc. was paid consulting fees of $8,000 during the period.

A company controlled by an individual who became a director of Inside Holdings Inc. subsequent to this quarter-end was paid for administrative services totaling $3,300 during the period.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


7.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivable, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the fair value of these financial instruments approximates their carrying values.


8.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
    ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These financial statements also comply, in all material respects, with accounting principles generally accepted in the United States of America ("United States GAAP") except that United States GAAP requires the disclosure of recent accounting pronouncements as summarized below.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". Concurrently, the Accounting Standards Board ("ASB") in Canada issued CICA Handbook Section 1581, "Business Combinations", which is consistent with SFAS No. 141. This statement will change the accounting for business combinations and goodwill. SFAS No. 141 and CICA Handbook Section 1581 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. This statement also establishes criteria for separate recognition of intangible assets acquired in a purchase business combination. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.

In June 2001, the FASB issued Statement No. 142, "Goodwill and other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". Concurrently, the ASB in Canada issued CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", which is consistent with SFAS No. 142. This statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" (SFAS 144), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS No. 144 applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business". SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. That requirement eliminates APB Opinion No.30's requirement that discontinued operations be measured at net realizable value or that entities include under "discontinued operations" in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS No. 144 expands the scope; of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and
(2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively. The Company does not anticipate that the adoption of this statement will have a significant impact on its financial statements.




INSIDE HOLDINGS INC.
QUARTERLY REPORT - FORM 51-901F
JULY 31, 2002


SCHEDULE A: FINANCIAL STATEMENTS

See attached financial statements for the three-month period ended July 31, 2002.


SCHEDULE B: SUPPLEMENTARY INFORMATION

1.  Analysis of expenses and deferred costs.

See attached financial statements for the quarter ended July 31, 2002.

2.  Related party transactions.

See attached financial statements for the quarter ended July 31, 2002.

3.   Summary of securities issued and options granted during the period:

a) Summary of securities issued during the quarter:

Nil

b) Summary of stock options granted during the quarter:

Nil

4.  Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative redemption and conversion provisions:

See attached financial statements for the quarter ended July 31, 2002.

b)  Number and recorded value for shares issued and outstanding:

See attached financial statements for the quarter ended July 31, 2002.

c) Description of options, warrants and convertible securities outstanding, including any number or amount, exercise or conversion price and expiry date, and any recorded value:

There were no options, warrants and convertible securities outstanding at July 31, 2002.

d) Number of shares in each class of shares subject to escrow or pooling agreements:

There were no shares subject to escrow or pooling arrangements at July 31, 2002.





INSIDE HOLDINGS INC.
QUARTERLY REPORT - FORM 51-901F
JULY 31, 2002


5. Names of the directors and officers as at the date this report was signed and filed.

Directors:
Kevin Winter - President

Eric Collins - Director

Richard King - Director

Malcolm Burke - Director

Tracy A. Moore - Director

Betty Anne Loy - Director

Officers:
Kevin Winter - President and CEO

Tracy A. Moore - Chief Financial officer and Secretary

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS

Overview

On May 1, 2000, the Company purchased 400 registered internet domain names each ending with the suffix "inside.com" from a privately held company, with the intention of developing a network of affiliated destination web sites for transacting e-commerce within several industry segments under a singular brand. The success of the Company's plan of operations was dependant upon its ability to secure, among other things, agreements with prospective network affiliates and significant additional capital. The Company was not able to secure satisfactory agreements with prospective network affiliates or the necessary capital to materially progress its plans. Market conditions are such that internet based companies are, in general, experiencing difficulty attracting any of the necessary resources to carry out their business plans. As a consequence, the Board of Directors chose not renew the registration of its domain names and is seeking new lines of business, which may also be highly speculative in nature. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a new business on terms acceptable to the Company or on any terms.

The Company also terminated without penalty, effective November 30, 2001, the management agreement made by and between the Company and Pemcorp Management Inc. ("Pemcorp"). Pemcorp, at the time, was a management services company controlled by two former directors of the Company.

In January 2002, Gateway Research Management Group Ltd., of the Bahamas, purchased 1,675,000 common shares of the Company from an insider of the Company in a private transaction and 2,047,700 common shares from the Company in connection with an assignment and settlement of Company debts in the aggregate amount of $102,385. Kevin Winter, a director of the Company, is a director of Gateway. On February 28, 2002, Mr. William McCartney, Mr. Murray Oliver and Mr. Leonard Petersen resigned from the Board of Directors and Mr. Eric Collins and Mr. Richard King were appointed to the Board.
INSIDE HOLDINGS INC.
QUARTERLY REPORT - FORM 51-901F
JULY 31, 2002

On May 22, 2002, the Company entered into a letter of intent with SHEP Limited ("SHEP"), Ifield Technology Limited, Euro Capital Markets Ltd. and Marshalsea Hydraulics Limited Executive Pension Scheme for the acquisition of all of the shares of SHEP. The letter of intent was amended on July 12, 2002 and again on August 22, 2002 with the intention of closing the acquisition on or before August 31, 2002. The transaction is subject to a number of terms and conditions and therefore, there can be no assurance that the transaction will close in the contemplated timeframe, if at all.

Subsequent to the quarter ended July 31, 2002, the Company held its annual general meeting and the new board of directors and officers were appointed as outlined in Schedule B section 5.

Operations

The Company's expenses are primarily administrative in nature and include, professional fees, management fees and transfer agent expenses. The change in operational expenditures is material in the nature and amount of these expenses incurred in comparative periods. Greater expenses related to the more active nature of the business of the Company as it is actively pursuing the acquisition of the shares of SHEP.

The Company did not enter into any material agreements and made no commitments other than as described in the Overview section above.

Investor Relations

The Company did not undertake any investor relations activities during the quarter other than to seek private equity placements from sophisticated investors based outside of North America and to design a website.

Liquidity and Capital Resources

As of July 31, 2002 the Company had cash of $390,502 and working capital of $104,477. The book value of total assets exceed liabilities by $104,477. During the quarter, the Company received $387,500 (US$250,000) of share subscriptions, which depending on the outcome of future events, could be returnable.

The common shares of the Company are listed for trading on the OTC Bulletin Board in the United States. They trade under the symbol "IHLGF". There is, however, no assurance that a market for the Company's shares will develop or, if a market develops, that it will continue.

Subsequent Events

Subsequent to July 31, 2002, the three incumbent directors were re-elected and three new directors were elected at the shareholders' annual general meeting held on August 12, 2002 and $311,500 (US$201,000) of additional share subscriptions were received.

Liquidity and Solvency

As at the date of this report, the Company had approximately $450,000 of cash on hand which is expected to be sufficient to cover expenses of the Company over at least the next six months based on the recent level of expenditures.

INSIDE HOLDINGS INC.
QUARTERLY REPORT - FORM 51-901F
JULY 31, 2002


However, in order to close the SHEP acquisition, the Company must raise at least US$500,000 to support the transaction and seek to raise on a best efforts basis US$1 million at minimum.


EXHIBIT INDEX

Number                       Exhibit Description

99.1 Certification pursuant to 18 U.S.C. section 1350, as adopted, to Section 906 of the Sarbanes-Oxley Act of 2002


EXHIBITS


EXHIBIT 99.1
Certification pursuant to 18 U.S.C. section 1350, as adopted, to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Quarterly Report on Form 6-K for the quarterly period ended July 31, 2002 (the Report) by Inside Holdings Inc. (the Company), the undersigned, as the Chief Financial Officer of the Company, hereby certifies pursuant to Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly present, in all material respects, the financial condition and results of operations of the Company.

By: /s/ TRACY A. MOORE
Tracy A. Moore, Chief Financial Officer



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